UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. ___)

Lectec Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
523251-10-6
(CUSIP Number)
Larry Hopfenspirger
2025 Nicollet Avenue South
Minneapolis MN 55404
(612) 872-6707
Copy to:
Dennis L. Knoer
Briggs and Morgan, P.A.
2200 IDS Center, 80 S. 8th St.
Minneapolis, MN 55402
612-977-8744
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 25, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	523251-10-6	13D	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry Hopfenspirger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		406,066

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,259

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		406,066

WITH	10	SHARED DISPOSITIVE POWER

		33,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	439,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Assumes outstanding shares of 4,290,026, based on the Form 10-K filing made by the Issuer on March 31, 2009.

Explanatory Statement
     Larry Hopfenspirger, a Minnesota resident (the “Reporting Person”), hereby files this Schedule 13D with respect to beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Lectec Corporation, a Minnesota corporation (the “Issuer”).

Item 1.	Security and Issuer
     This statement relates to the common stock, par value $0.01 per share, of Issuer, which class of securities is registered under Section 12(g) of the Securities and Exchange Act of 1934, as amended. The Issuer’s principal address is 1407 South Kings Highway, Texarkana, TX, 75501.

Item 2.	Identity and Background
     (a), (b) and (c) This statement is filed on behalf of the Reporting Person, whose principal business address is 2025 Nicollet Avenue South, Minneapolis MN 55404 and principal occupation is investor.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
     All of the Shares with the exception of 113,978 shares (the “Warrant Shares”) were acquired through many open-market purchases made with personal funds, each at market price at the time of purchase, from August 2003 to February 2009. The Warrant Shares were acquired through cashless exercise of a warrant for 200,000 shares which had been issued to 10701 Red Circle, LLC, a Minnesota limited liability company wholly controlled by the Holder, on February 25, 2003 in connection with a sale and leaseback transaction with the Issuer. The Holder acquired the Warrant Shares through cashless exercise of such warrant on February 28, 2008. No funds were borrowed in connection with the acquisition of the Shares.

Item 4.	Purpose of Transaction
     The Shares were acquired for investment purposes. The Reporting Person has no plans or proposals which relate to, or would result in, any of the purposes set forth in Item 4(a) through Item 4(j) of Schedule 13D. The Reporting Person may, at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Person in light of his investment policies, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer
          (a)-(b) As of March 31, 2009, the Reporting Person was the beneficial owner of 439,325 shares of the Issuer’s Common Stock, representing approximately 10.2% of the Issuer’s issued and outstanding Common Stock. Of those shares, 23,555 are owned by the Reporting Person’s spouse, 7,257 are owned by one of his children, and 2,447 are owned by the other of his children. Therefore, as to 33,259 of the shares, the Reporting Person may be deemed to have shared voting and dispositive power.
          (c) In the past sixty days, the Reporting Person purchased the following shares, each through an open-market purchase:

Date	Shares (#)	Price per share ($)
2/9/09	4,000	5.67
2/9/09	8,000	5.4
2/9/09	8,000	4.65
          (d) None.
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.

Item 7.	Material to be Filed as Exhibits
     None.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2009	/s/ Larry Hopfenspirger
Larry Hopfenspirger

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